Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Options Princeton Gold Property in British Columbia, Canada

Vancouver, Canada –December 20, 2018 – Canarc Resource Corp. (TSX: CCM, OTCQB: CRCUF, Frankfurt: CAN) announces the signing of an option agreement with Tasca Resources Ltd. (Tasca) and Sydney Wilson to acquire an 80% interest in their 14,650 hectare Princeton Gold property located in southern British Columbia, Canada.

Scott Eldridge, Canarc’s CEO, stated: “Canarc is excited to participate in this emerging new high-grade gold discovery located near the Copper Mountain Mine in southern British Columbia. The Princeton gold property represents another high-impact exploration opportunity for Canarc in a mining-friendly jurisdiction. Our immediate goal is to conduct field work to expand the known gold mineralization and identify high priority targets for drilling next year.”

Past Exploration Highlights

Combined 2011 surface sampling and 2018 trenching programs highlights as reported by Tasca include:

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Quartz vein assaying 217 grams per tonne (gpt) gold over 0.9 meters (m) with a second sample three meters along strike assaying 99.7 gpt gold over 0.9 m.

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The zone was traced over 120 m along strike beyond which point the overburden depth exceeded the 6 m reach of excavator.

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Two angular quartz float samples assayed 115.5 gpt gold and 108.5 gpt gold.

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38 of 53 in-place or angular float quartz vein samples exceeded 1.0 gpt gold.

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24 samples assayed in exceeded 10 gpt gold to a maximum of 217 gpt gold.

Canarc considers these results to be historical, it has not completed sufficient work to independently verify these historic results, and therefore they should not be relied upon.

Property Location

The Princeton Gold property consists of 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia and is readily accessible by road. It lies 85 km south of the new high-grade gold discovery by Westhaven Ventures on their Shovelnose property, and 11 km south of the producing Copper Mountain Mine of Copper Mountain Mining.

      Geology

The property is underlain by volcanic rocks of both the Eocene Princeton Group and the Triassic-Jurassic Nicola Group. Recent mapping by the British Columbia Geological Survey and by Tasca geologists suggests the quartz vein gold mineralization is hosted primarily by Princeton volcanics.

On surface, quartz veins range from 0.3 to 1.8 m in width and consist of white quartz with limonite fractures, irregular limonitic patches and rare vuggy textures.

Recent Exploration

Gold in quartz was discovered on the property in the fall of 2010, highlighted by a boulder grading 25.24 gpt gold. Quartz veins plus four zones of quartz float have been identified along a 3 km corridor.

A trenching program was conducted on the Property in September 2018 following up on the earlier exploration discoveries, where float grab and in-place quartz rock sampling documented 25 of 37 samples returning gold values in excess of 1 gpt gold with 13 of the 25 samples returning values in excess of 10 gpt gold, to a maximum of 66.2 gpt gold.

The main vein structure was traced for approximately 120 m along strike before it disappeared beneath thick overburden in both directions. Trenches were cut perpendicular to vein strike and for short distances along strike in each direction.

Two other areas highlighted by anomalous rock samples or soil samples were tested. Overburden thicknesses were beyond the limit of the excavator boom, so bedrock was not reached. These areas will need to be tested by diamond drilling.

The property is fully permitted for ten drill sites and fifty trench sites.

Option Agreement

To earn 80% interest in the property, Canarc can spend $900,000 on exploration over a 2-year period as follows:

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Phase 1 - CAD$100,000 on an airborne geophysical survey and related costs before January 31, 2019.

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Phase 2 - CAD$340,000 on exploration activity in 2019.

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Phase 3 - CAD$460,000 on exploration activity in 2020.

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Pay CAD$25,000 and form an 80/20 Joint Venture with Tasca to further explore and advance the property.

Tasca will retain a 1% NSR royalty on the property and Sydney Wilson has a 2% NSR royalty on the “Sydney Wilson claims” portion of the property which totals 4,012 hectares. The Tasca NSR and 50% of the Sydney Wilson NSR can be acquired for $1.0 million each.

Next Steps

Canarc plans to complete an airborne geophysical survey of the property in December 2018 to refine the known high-grade drill targets and identify other areas of the property with potential for new high-grade gold discoveries. A Phase 1 drill program is being considered for 2019.

Qualified Person

Garry Biles, P.Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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